SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR PARTNERS WITH TRAVELPORT

Ryanair, Europe's favourite low fares airline, today (11 Mar) announced a new partnership with Travelport, a leading distribution services and e-commerce provider for the global travel industry, allowing Travelport-connected agents worldwide access to Ryanair's low fares and comprehensive route network.

The combination of Ryanair's low fares, extensive route network at primary and secondary airports, and No 1 or No 2 market share in most of Europe's major travel markets, will enable Ryanair and Travelport to deliver a significant business travel platform, and allow Europe's largest businesses to save both time and money by flying Ryanair. This significant partnership follows recent technology developments from Travelport making it the ideal partner for Ryanair to target the travel industry channel.

Ryanair continues to improve both its customer experience and offering and this partnership with Travelport, and the launch of a dedicated Ryanair group travel service, are the latest in a programme of developments, with a new business product set to be unveiled in the summer, along with a fully revamped Ryanair website, a brand new app and mobile boarding passes.

In London, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"This partnership with Travelport is a significant development for Ryanair and for businesses across Europe and beyond as we continue to evolve our business offering. As Europe's largest airline, we'll carry over 81.5m customers this year on the largest route network, connecting 186 airports in 30 countries.

More than 22% of these customers already choose Ryanair for business travel and we expect that percentage to grow as this partnership allows corporate travel departments and businesses even greater access to Ryanair's low fares and routes, ensuring they save millions of euro in travel expenses every year."

Travelport's Executive Vice President & Chief Commercial Officer, Kurt Ekert said:

"We're excited that Europe's largest low fares airline has selected Travelport as its partner and is fully embracing what we can uniquely offer through our industry-leading airline distribution technology. We look forward to working together to help Ryanair achieve its business ambitions and extend its extensive choice of low fares to travel agency customers worldwide."

Ends.

For further information
please contact:         Robin Kiely                                        Joe Carmody
                                    Ryanair Ltd                                        Edelman Ireland
                                    Tel: +353-1-8121212                       Tel: +353-1-6789 333
                                    press@ryanair.com                           ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

About Ryanair:
Ryanair is Europe's favourite low fares airline, operating more than 1,600 daily flights (over 500,000 per year) from 65 bases, across 1,600 low fare routes, connecting 186 destinations in 30 countries and operating a fleet of 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81.5 million passengers this year and has an outstanding 29-year safety record.

About Travelport:
Travelport is a leading distribution services and e-commerce provider for the global travel industry. With a presence in over 170 countries, approximately 3,500 employees and 2013 net revenue of $2.08 billion, Travelport is comprised of the global distribution system ("GDS") business, which includes the Galileo and Worldspan brands, its Airline IT Solutions business and a majority joint venture ownership in eNett. Headquartered in Atlanta, Georgia, Travelport is a privately owned company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 March, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary